Exhibit 12.1

GLENBOROUGH REALTY TRUST INCORPORATED

Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Dividends

For the five years ended December 31, 2002

and the three and nine months ended March 31, June 30, and September 30, 2003 (in thousands)

	Year Ended December 31,							Three Months Ended March 31, 2003	Three Months Ended June 30, 2003		Three Months Ended September 30, 2003	Year To Date 2003
	1998	1999	2000		2001	2002
EARNINGS, AS DEFINED
Net Income before Preferred Dividends (1)	$44,602	$50,286	$36,236		$43,875	$22,490		$10,654	$10,205		$3,533	$24,392
(Gain) loss on Sales of Real Estate Assets	(4,796)	(9,013)	(20,482)		(884)	(6,704)		(4,450)	(11,154)		3,449	(12,155)
Minority Interest	2,550	3,647	3,307		2,745	291		613	588		(147)	1,054
Interest Expense (2)	53,289	64,782	63,280		37,802	38,746		9,783	9,687		9,564	29,034

	$95,645	$109,702	$82,341		$83,538	$54,823		$16,600	$9,326		$16,399	$42,325

FIXED CHARGES AND PREFERRED DIVIDENDS, AS DEFINED
Interest Expense (2)	$53,289	$64,782	$63,280		$37,802	$38,746		$9,783	$9,687		$9,564	$29,034
Capitalized Interest	1,108	2,675	3,777		4,573	3,939		1,084	973		422	2,479

Fixed Charges	54,397	67,457	67,057		42,375	42,685		10,867	10,660		9,986	31,513
Preferred Dividends	20,620	22,280	20,713		19,564	19,564		4,891	4,889		4,889	14,669

Fixed Charges and Preferred Dividends	$75,017	$89,737	$87,770		$61,939	$62,249		$15,758	$15,549		$14,875	$46,182

RATIO OF EARNINGS TO FIXED CHARGES (1)	1.76	1.63	1.23		1.97	1.28		1.53	0.87	(5)	1.64	1.34

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS (1)	1.27	1.22	0.94	(3)	1.35	0.88	(4)	1.05	0.60	(5)	1.10	0.92	(6)

(1)	Includes depreciation and amortization expense as a deduction.
(2)	Includes interest expense from discontinued operations.
(3)	For the year ended December 31, 2000, earnings were insufficient to cover fixed charges and preferred dividends by $5,429.
(4)	For the year ended December 31, 2002, earnings were insufficient to cover fixed charges and preferred dividends by $7,426.
(5)	For the three months ended June 30, 2003, earnings were insufficient to cover fixed charges and fixed charges and preferred dividends by $1,334 and $6,223, respectively.
(6)	For the nine months ended September 30, 2003, earnings were insufficient to cover fixed charges and preferred dividends by $3,857.